LM Capital Investments Trust
                                 120 South Olive
                         West Palm Beach, Florida 33401


                                                        January 7, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:      Withdrawal of Registration Statement on Form N-1A
          by LM Capital Investments Trust Registration No. 33-91428

Ladies and Gentlemen:

         LM Capital Investments Trust (the "Registrant"), hereby applies to the Securities and Exchange Commission (the "Commission"), pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), to approve the withdrawal of its initial Registration Statement on Form N-1A, Registration No. 33-91428, filed on April 20, 1995 and three accompanying pre-effective amendments thereto dated March 8, 1996, September 5, 1996 and December 24, 1997, respectively (collectively, the "Registration Statement").

         The Registration Statement was filed in connection with the registration of shares of the Registrant offered through LM Capital Evolving Venture Fund, an equity mutual fund (the "Fund"). However, the Registrant seeks to pursue a different business direction and does not wish to continue offering shares through the Fund. The Registrant has determined that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

         The Registrant respectfully requests that this Application to withdraw the Registration Statement be approved by the Commission as soon as possible.

         If you have any questions with respect to this Application, please contact Peter O'Rourke of Kramer Levin Naftalis & Frankel LLP, counsel to the Registrant, at (212) 715-7509.



                                       LM Capital Investments Trust

                                       By:  /s/ Leslie M. Corley
                                          -------------------------------------
                                            Leslie M. Corley
                                            President

cc: Peter J. O'Rourke